Collectable Sports Assets, LLC

333 Westchester Avenue

Suite W21000

White Plains, NY 10604

January 29, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Cara Wirth

Re:	Collectable Sports Assets, LLC
Offering Statement on Form 1-A Post-qualification Amendment No. 7 Filed December 30, 2020
File No. 024-11178

Ladies and Gentlemen:

We hereby submit the response of Collectable Sports Assets, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated January 26, 2021, providing the Staff’s comment with respect to the Company’s Post-Qualification Amendment No. 7 to Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Post-Qualification Amendment No. 7 to Offering Statement on Form 1-A

Principal Interest Holders, page 244

1.	We note your statement that “[a]s of the date of this filing, the Company has not issued any securities.” Please revise to update this section with respect to each class of your voting securities, including securities issued to the asset sellers, if applicable. Refer to Item 12 of Form 1-A.

Response: We acknowledge the Staff’s comment and have updated the Offering Statement through the filing of Post-Qualification Amendment No. 8 (the “Amended Offering Statement”) to indicate that the Company does not have outstanding any class of voting securities. We understand “voting securities,” per Exchange Act Rule 12b-2, to mean “securities the holders of which are presently entitled to vote for the election of directors.” No holders of any series of interests that the Company is issuing have such

United States Securities and Exchange Commission

January 29, 2021

rights. Accordingly, no additional disclosure is required other than to clarify that the statement was meant to refer to “voting” securities.

Note that in Post-Qualification Amendment No. 8, in addition to addressing the Staff’s comment, we also have added a number of new Series following the same format as we have in previous filings. We trust that this will not be problematic and, in accordance with your comment letter, we hereby request that the Commission approve the qualification of the Amended Offering Statement as soon as is practicable.

We request that we be notified of such qualification by a telephone call to our counsel, Gary M. Brown at (615) 664-5330. If you would like to discuss our response to the Staff’s comment or any other matter, please contact the undersigned at (914) 372-7337 or Mr. Brown at the number indicated

Sincerely,

Collectable Sports Assets, LLC
By: CS Asset Manager, LLC, its managing member

By:	/s/ Ezra Levine
Ezra Levine
Chief Executive Officer

cc:	Gary M. Brown